CXAPP INC.

Four Palo Alto Square, Suite 200

3000 El Camino Real

Palo Alto, California 94306

July 7, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Austin Pattan

Kathleen Krebs

Division of Corporation Finance

Office of Technology

RE:	CXApp Inc. (the “Company”)

Registration Statement on Form S-1, originally filed on April 19, 2023

File No. 333-271340

Ladies and Gentlemen:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, the Company hereby respectfully requests that the effective date of the Company’s Registration Statement on Form S-1 (File No. 333-271340) be accelerated by the Securities and Exchange Commission to 4:30 p.m. Washington D.C. time on July 7, 2023, or as soon as practicable thereafter.

We request that we be notified of such effectiveness by a telephone call to Michael J. Mies of Skadden, Arps, Slate, Meagher & Flom LLP at (650) 470-3130 and that such effectiveness also be confirmed in writing.

Very truly yours,

CXApp Inc.

By:	/s/ Khurram P. Sheikh
	Name:	Khurram P. Sheikh
	Title:	Chief Executive Officer

cc:	Michael J. Mies, Skadden, Arps, Slate, Meagher & Flom LLP